UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €0.35 each
American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.

Third Quarter 2006 Earnings Release Conference Call Transcript of Portugal Telecom, SGPS, S.A. (the “Company”), dated November 9, 2006 (and posted on the website of the Company on or about December 4, 2006).

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

PORTUGAL TELECOM

Third Quarter 2006 Earnings Release Conference Call

Moderator:  Mr. Zeinal Bava

November 9, 2006

11:00 a.m. ET

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

Operator:  Good morning, or good afternoon, ladies and gentlemen, and welcome to the Portugal Telecom 2006 Third Quarter Results Conference Call hosted by the Executive Board members of Portugal Telecom, Mr. Zeinal Bava and Mr. Luís Pacheco de Melo, group CFO.

At this time, all participants have been placed on listen-only mode, and the floor will be open for questions and comments following the presentation.  If you have any questions, please press the number star, one on your touchtone phone.

I would now like to turn the floor over to your host, Mr. Luís Pacheco de Melo.  Thank you, sir.  Please go ahead.

Mr. Luís Pacheco de Melo:  Good afternoon, ladies and gentlemen.  Thank you for attending our third quarter results call.  I’m here with Zeinal Bava, our Vice President, Nuno Prego, our IR Director, and our financing team.

I will start by covering the financial highlights, and then I will cover the operational issues, and I will close with some financing and pension fund considerations.

On the overall financials, group revenues increased by 0.8 percent to 4.71 billion euros despite the impact of lower interconnect rates, which negatively impacted wireline revenues by 17 million euros at TMN and 40 million—sorry, 17 million euros on the wireline and 40 million euros on TMN.  Our domestic business now accounts for basically 67 percent of our revenues if we adjust for intra-group revenues.

In order to offset the pressure on revenues, we have accelerated our cash flow-enhancing initiatives for the domestic business.  On the costs, we have reduced addressable operating costs in excess of 32 million when compared to the same period of last year.  By addressable costs, I’m referring to wages and salaries, commercial maintenance and repair, external supply provisions and other costs.

EBITDA fell 5.6 percent to 1.69 billion euros.  The main one-offs here were the negative impact of lowering the interconnect rates of 26 million euros, a reversal of a provision relating to the receivable from Angola Telecom booked on the first quarter of 23 million euros, a provision in Vivo relating to the billing collections—in connections to the system migration, which our amount—our proportionate amount equated to more or less 30 million euros.  Excluding these impacts, year-on-year EBITDA would have decreased by only 1.2 percent in the first nine months.

Our domestic EBITDA would... have remained stable.  In our domestic business[es], and excluding the impact of the reduction on the interconnection rates, wireline EBITDA [would have] decreased by 2.6 percent [and] TMN’s [EBITDA would have] increased by 1.2 percent...., PTM’s [EBITDA] increased by 10.2 percent.  CapEx fell 0.5 percent to 577 million, notwithstanding having started the deployment of our GSM network at Vivo.

Net income grew by 46.2 percent to 527 million euros primarily due to the recognition of tax credits in the first and second quarters, lower level[s] of curtailment in 2006, and also gains on financial derivatives and outstanding performance by our affiliated companies.

Operating free cash flow increased by 20.6 percent in the first nine months, underpinned by a strong improvement in working capital.

Just a quick update on the curtailment program before turning to Zeinal.  Up until the 30 of September, 361 employees had joined the plan either by suspending their contracts or by retiring.  And at the end of October we already have 456 people joining the program.  So, very much on target to meet and exceed our 500 target for the full year.  Total curtailment charge for the first quarter was 97 million, equating to an average, more or less, of 260,000, 275,000 euros per employee.

I will now turn to Zeinal to go through all the operational issues.  Thank you.

Mr. Zeinal Bava:  Thank you very much, Luís.  Good afternoon to you all.

Perhaps I would start by focusing on the wireline.  On the wireline side I would say perhaps the main messages in the third quarter are that we have seen, I think I would say, a much, much better performance than we had expected, particularly in what concerns the loss of traffic generating accesses.

Unbundled local loop net adds have also declined, and we have seen a pickup also in ADSL sales, Portugal Telecom, between ADSL and the cable broadband product probably, and this is an estimate of ours, commanded a 44, 45 percent share of the market in this third quarter.

If you look at total main lines access, which include retail, they fell by 1.2 percent.  Retail ADSL reached 658,000.  If you look at ADSL plus cable modem, Portugal Telecom now has over one million broadband subscribers.

The pace of unbundled local loop, as I mentioned, the net addition[s] decreased to 27,000, and the net disconnections of Portugal Telecom’s traffic-generating lines improved to 41,000 in the third quarter from 121,000 and 81,000 in the first and second quarter of 2006.

Clearly, the effort that we have been putting in[to] trying to bundle minutes or packages of minutes with our access lines, and also the effort we’ve been making in terms of recouping preselection and wholesale line rental lines is beginning to filter through the operational performance in the wireline.

Also worth highlighting in the case of the wireline is a stabilization of ARPU at roughly 30 euros, and this is again against a backdrop where we have been losing lines, but there has been a pickup in ADSL.  Data ARPU already represents about 17 percent of total ARPU in the wireline division.

Luís mentioned to you the workforce reduction program, but I also would like to mention, when it comes to cost cutting, some of the other initiatives that we have undertaken in the wireline division.  Particularly in sales and commissions, we have been reducing costs by being—by better managing the sales channels and the mix of those channels in the overall performance of the company.

Also, wages and salaries have come down particularly as a result of the redundancies which we undertook last year, and there has been also a huge amount of focus in our company in what concerns IT and large maintenance contracts.  So, if you look at operating costs in the wireline division, excluding personnel-related and direct costs, those costs came down by 10.9 percent in the third quarter of 2006.

As we have said before, we will continue to focus on the OpEx side of the P&L in the wireline so as to be able to sustain continued pressure in the top line and deliver a stable cash flow performance going forward.

With regard to CapEx in the wireline divisions, we are at this stage investing in new projects, namely IPTV pilots, aggressive rollout of ADSL coverage as well.  Notwithstanding that, the management focus will be to deliver a stable cash flow in this division going forward.  So, we will continue to manage both CapEx and OpEx so as to meet that objective.

Turning now our attention to the domestic mobile, I would say that we have had a significant upturn in terms of net adds in the third quarter.  We added 131,000 subs in the third quarter.  Not all the operators in Portugal have put out the net adds performance in this quarter.  I think Optimus had roughly 48,000 in terms of active subs.  I would say that we have commanded in the third quarter probably a market share of net adds well ahead of our natural market share which, as you know, according to official numbers, runs at about 43, 44 percent.

Worth highlighting also in terms of mobile is the increase of billing ARPU, which has gone from 16.2 euros in the first quarter to 17 euros in the third quarter.  We’ve also seen a stabilization and pickup in minutes of usage.  We would like to think that some of these trends are underpinned by the change in perception of the Portuguese economy.  Clearly, the confidence levels of the consumer appear to be picking up, and I think we are beginning to see some of the early benefits of that in some of our businesses.

With regard to data, the non-SMS data revenues have posted a significant pickup, 24 percent increase in the third quarter and, with the focus of the management right now in rolling out aggressively wireless broadband, we would expect the performance in non-SMS data revenues in the future to be fairly strong.

We have also achieved this increase in net adds against a backdrop where subscriber acquisition costs have remained pretty much under control, roughly 51 euros in the third quarter, and this has been achieved vis-à-vis all the efforts we’ve put in[to] trying to negotiate better handsets and also bringing to bear some of the synergies that we have in looking at GSM handset markets, both with Vivo and also our partners in Telefonica.

EBITDA performance therefore in TMN has been, I would say in the third quarter, positive, 0.5 percent and, therefore, we continue to remain fairly comfortable with the guidance we provided to you in the past.  Also with regard to CapEx, the main focus is 3G / 3.5G coverage, and that is also to some extent going to be the trend going forward in terms of the future.

Turning now to Vivo, and I think I’ll be fairly short there because they have announced results and they’ve also had a conference call, perhaps worth highlighting are just a couple of points.  First, that the net addition[s] reached 201,000.  Vivo has a market share at the end of September of 39.3 percent in the areas of its operations.

Good performance in terms of minutes of usage.  We have seen an increase in MOUs of 1.7 percent year-on-year.  Outgoing minutes have done—performed fairly well, about 11.4 percent.

ARPU performance was underpinned also by the bill & keep interconnection regime, which was, as you know, changed, and subscriber acquisition and retention costs have decreased by 26 percent.  Of course, this has underpinned the performance there and, whilst we are losing a market share, we have been able to focus more on our profitability.

Also worth highlighting in the case of Vivo is all the effort that the management has done in terms of the reduction in provisions by basically putting in place a number of systems to better control cloning and fraud and, therefore, reduce the credit risk at Vivo.

Turning now to PT Multimedia, worth highlighting here perhaps is the reversal in the trends of the subscribers.  We have seen a positive trend in TV net adds going up by about 7,000.  We’ve also seen a recovery on the cable broadband net adds of about 5,000.  The good news is that we think that these trends do show a change in terms of the positioning of both the TV and the broadband cable Internet product in the Portuguese market and, of course, this performance was achieved on the back of some marketing campaigns which we undertook in the month of September.  We have just now started a new campaign of the cable broadband product, and we will be launching also [a] TV campaign pretty shortly.

So, with regard to Multimedia, perhaps the key highlight would be the reversal in the trend of the subscribers, but also the pay TV ARPU increase.  That was achieved on the back of the take-up of our premium service, Funtastic Life, which already has about 222,000 clients.

SportTV, our premium sports package, has also done fairly well, and worth highlighting also is that the Portuguese government is increasingly putting focus in making sure that there is legislation in place to deal with piracy.

And that—the new legislation is sure to help I would say all pay TV operators in the Portuguese market because it now has made it, I would say, illegal, the ownership of pirate set-top boxes, as well.  That new provision under the law will be enacted once it’s published in our Diario da Republica and, once that happens, I think you will see perhaps the regulators be much more forceful in its implementation.

Last but not the least, I would like to perhaps—just to come back to one or two points, which I referred in the beginning, relating to wireline.  We are extremely encouraged by the good operational performance in the wireline division in this third quarter, particularly the better performance we’ve had in terms of loss of traffic-generative accesses.  I think that all goes well for the remaining one or two months of this year.  And I think also worth highlighting, just as a final remark, the good performance that Portugal Telecom has had both in broadband subs with 44, 45 percent share of net adds, and also in terms of the cost reductions in this quarter.

Let me now hand you over back to Pacheco de Melo.  Thank you.

Mr. Luís Pacheco de Melo:  Thank you, Zeinal.

Before moving into the financing and pension fund issues, just a basic review over our international investments.  Both Unitel and Medi Telecom have both progressed considerably well, with EBITDA increasing by 41.5 percent and 25.5 percent in local currency.  Our proportional EBITDA right now from these assets accounts for, more or less, 168 million, which is an increase of almost 30 percent from the same period of last year.

Now, on the financing side, net debt decreased by 272 million in the third quarter, to 4.11 billion euros despite the cash payments for the acquisition of the Namibia business, which was 108 million.

Total undrawn amount of PT’s commercial paper and standby facilities amount to 1.4 million which, together with the cash available at the company, give us 2.67 billion euros of cash power at the moment.

On the operating cash flow side, we are also very happy with the results of our initiatives on the working capital management.  The level of reduction in working capital at the end of the third quarter was 103 million euros for the quarter.  If one were to exclude the Vivo part of it, it would have been 73 million reduction in working capital on the third quarter.

The average cost of debt for the period remained at six percent, excluding Vivo, 4.1 percent (i.e., 40 basis points below that of... the same period of last year).  Currently 85 percent of our debt is denominated in euros and 14 percent in reais.  Maturity stands at 7.9 years excluding Vivo, and approximately 100 percent of our net debt is set in fixed rate.

Moving on to the pension fund, here we have made considerable progresses both by containing salary growth by recently announcing a new healthcare benefit plan.  That will start to take effect on the first of December of this year and by deciding not to enter into an additional protocol with the national healthcare system post-2008.

The combined impact of both the healthcare plan and the protocol with the national healthcare system amount to 340 million euros.

As a result of the workforce reduction plan, our PBOs have also increased during this quarter by 96 million.  So, the combined effect of all these movements together with the actuarial assumptions on the second quarter, have brought down our pension liabilities to almost 1.69 billion.

So, the unfunded pension liabilities have come down to 1.69 billion at the end of September.  This is before tax.  After tax, slightly less than 1.25 billion which compares very well with the 2.6 billion at the end of last year pretax, and 1.9 billion post-tax.  We will account for the recently announced changes on the healthcare plan and the protocol in our fourth quarter accounts.

On the distributable reserves front, we have executed as promised with several initiatives in order to increase our overall level of distributable reserves.  They now stand at 2.5 billion euros....

Just to wrap up, let me highlight the good operational performance that Zeinal mentioned in all our domestic businesses and the much more positive outlook for the rest of the year.

Good performance of all our international assets, good set of financial results, the reduction of more than 270 million in net debt in the third quarter, cost-cutting and working capital reduction initiatives are well underway, and there’s significant progress in our pension fund.

I will now turn out for Q&A, and thank you very much for attending our call once again.  Thank you.

Operator:  Thank you.

The floor is now open for questions.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.

If at any point your question is answered and—you may remove yourself from the queue by pressing star, two.  We do ask, when you pose your question, that you pick up your handset to provide optimum sound quality.

We will pause for a few moments to poll for questions.

Our first question comes from Mathieu Robilliard with PMB Paribas.  Please state your question.

Mr. Mathieu Robilliard:  Good afternoon.  Mathieu Robilliard, with BNP Paribas.  I have a few questions, please.

First, with regards to the Sonaecom bid and the whole situation, could you share with us what is your understanding of where the Competition Authority stands today, because it seems that the final decision is being postponed many times already.  So, maybe if you could give us your insight into that.

The second question, you said in the past that, if the bid fails, you would spin off Portugal Telecom Multimedia.  I think there was some confusion or different interpretation as to under which condition you would spin off PTM.  Could you remind us if there are any scenario under which you would not spin off PTM even though the bid fails?

Finally, on your operating performance, a question on MediTel.  When we compared the performance of MediTel with Maroc Telecom, it seems revenue growth is much slower because Maroc Telecom is looking at almost 18 or 20 percent revenue growth in mobiles, which is double what MediTel is doing, which is partly driven by a big increase in subscribers.  So, I was wondering why is MediTel trailing so much Maroc Telecom.

Thank you.

Mr. Zeinal Bava:  Okay, thank you very much.  This is Zeinal Bava here.

Your first question with regard to the timetable, we are at this stage not privy to any information other than what you have also from the market.  What we understand is that the Competition Authority is reviewing the documentation that has been submitted by all parties, and we also hear rumors in the press every now and then that the decision is likely to be in the next few weeks.

So, what I can share with you is perhaps an assumption, and then—so that you get a sense for how the timetable kind of runs.  If for some reason, let’s say for argument’s sake, if they were to announce a decision, say, end of this month, you would then have eight days running.  You—Sonae would then have to register with the CMVM the Competition Authority documentation, and also the revised prospectus for the transaction.  We would then be given eight running days, so it’s literally a week, to respond to that document.  Post that, they would register the transaction at the local SEC.

The offer period would then start.  The offer period can go from somewhere between two and 10 weeks.  It is likely that it will be the latter and not the former because, in the timetable, one has to summon a shareholder’s meeting as well.  So, we don’t know what the timetable will look like but, if you were, for argument’s sake, to work on the basis that a decision would be end of this month, one would be looking at an offer period ending some time at the end of February.

Your second question with regards to the PTM spinoff. In our response document that we put out in August, we made it very clear our intention to spin off Multimedia as part of the remuneration package that we have provided to our shareholders.

Our view with regard to the Sonae offer has not changed.  We continue to think that 9.50 does not reflect the value of our company, and then we believe that we, the management, can put forward to the shareholders a plan which results in much higher value for them in the future.

In that context, as you know, we’ve made a commitment to make a cash payment and also to spin off PTM.  The spinoff of PT Multimedia is only conditional on (1) the Sonae offer lapsing and (2) the shareholders of Portugal Telecom voting in favor in a shareholder’s meeting to actually go ahead and do the spinoff.

So, there are absolutely no other restrictions, and the management and the board of Portugal Telecom has already indicated that they will be putting forward the spinoff as a decision to the shareholders if and when we summon a shareholder’s meeting.

With regard to MediTel, I’ll now hand you over to Luís.  I don’t know if you have any issues on the first two questions or—so we can then just deal with MediTel.

Mr. Mathieu Robilliard:  No, no, it was very clear.

Thank you.

Mr. Zeinal Bava:  Okay.  Here’s Luís, then.

Mr. Luís Pacheco de Melo:  Okay.

On the MediTel, we continue to grow our customer base.  We net added more or less 80,000 in the quarter.  It’s going to recover slightly in the fourth quarter.  We are focused very much on the high revenue customers.  Morocco has also fixed and mobile subscribers as the fixed and the mobile business.

But, both the revenues and the EBITDA are still growing strongly.  We are still confident on the growth potential at MediTel and, therefore, we are very happy with the way things are going right now.

Mr. Mathieu Robilliard:  But, maybe a follow-up.  I mean, why is Morocco Telecom getting 95 percent market share of net adds while your natural market share is 20 or 30 percent?

I mean, there seems to—your adds seems to have slowed down growth.  I don’t know.  Maybe you’re focusing on EBITDA generation and there could be good reasons to not.  But, I was just trying to understand if there was something behind that lower gross in revenues and subscribers.

Mr. Luís Pacheco de Melo:  Well, we are focused on the higher part of the market, focus on the EBITDA right now, and most likely Morocco Telecom has a different approach to the market.  Right now this is the way we are seeing things, and we are comfortable at the moment the way we are going over there.

Mr. Mathieu Robilliard:  Okay.  Thank you very much.

Operator:  Our next question comes from Will Main with Bear Stearns.  Please state your question.

Mr. Jonathan Dann:  Oh, hello.  It’s actually Jonathan Dann, who works with Will.

My two questions are can you update us on your expectations for line loss within the fixed line business in Q4 and Q1 when cable launches Voiceover IP?

And secondly, I think Telefonica have made some announcements or some—they’ve talked about Vivo working more closely with Telesp SP, the fixed-line business in Brazil.  Have you had any discussions about anything beyond just working close—more closely together?

Mr. Zeinal Bava:  Okay, great.  Thank you very much for your question.

Well, with regard to the wireline division, we had indicated that we would have a PSTN/ISTN line loss in 2006 ahead—you know, more than 400,000, somewhere between 400 and 420,000.  If you look at the nine-month number, we are running at 335,000.  So, we believe that the trends that we saw in the third quarter if they were to remain, and if we continue to be successful with the pricing plans and with the bundling of the minutes in the subscription and so on, we are fairly comfortable with this guidance that we provided for 2006.

It is very difficult at this stage to provide you with what would be the impact of the recent launches of Vodafone, for example, with their home product, or of any potential launch of the Voiceover IP product by the—by TV Cabo.  One interesting point that one should highlight is that the pricing points of the Vodafone offer, in our view, are indicative of a profitable market.  So, to some extent, we think that Vodafone has come out with a pricing package that we believe is fairly well thought.

And with regard to prices, I think it’s probably at the high end of the prices.  And from that standpoint, we think that our fixed-line division has the ability to offer value for money by bundling fixed line with ADSL.  We do have, for example, an offer out there for newcomers into the broadband product where, basically, you buy a fixed line and broadband, and you get a bundle discount for a period of 12 months.

So, we think that there are other avenues that the wireline can pursue in terms of bundling.  At this stage is early days to provide you any kind of sense for the kind of impact we may potentially have in this market as a result of some of these launches.

We continue to think that fixed-mobile cannibalization is still the most significant factor behind some of the line losses that we continue to see.

Also worth mentioning here is that, when you look at the line loss performance at our company, not to forget that, ultimately, we need to look at retail and wholesale together because we are also wholesale providers in this market.  And this is why in our press release we present you what is the net additions number in the quarter so that you can get a sense for essentially what is the real line loss in the quarter and what is actually just erosion because of the change of the mix in the lines that we are seeing.

So, we are fairly comfortable, just as a recap, with the 420 line loss we indicated.  Early days to give you a specific impact for what Vodafone or any potential Voice Over IP offer that TV Cabo may launch, and we’ll certainly launch in the next few weeks.  And of course, what I can say is that our IR director will keep you posted as and when.

With regard to Telefonica, our partners in Vivo, well, we have, as I’ve indicated in the past a few times, a very, very good relationship with Telefonica.  They are our partners.  We work actively with them looking at various things, particularly in seeing how both of us can benefit from this partnership both from operations and sharing of experiences.

With regard to Vivo and working with Telesp Fixa, they already work together in a number of areas, for example in long distance, but I think Vivo management ultimately has to take a decision as and when it makes sense to work with them, as and when it makes sense to compete with them, and as and when basically, by working together, we can create more value.  So, I would say the relationship with them is extremely good, and it is one that we believe creates value for us and for them.

Thank you.

Operator:  Thank you.  Our next question comes from Bosco Ojeda with UBS.  Please state your question.

Mr. Bosco Ojeda:  Hi, good afternoon.  I have a question on your mobile business.  We’ve seen [a] little recovery over this quarter, and there are also some good prospects for the Portuguese economy for next year.  I wonder what are you seeing on that front?  Do you experience better improvement lately, and do you think next year there could be a more significant turnaround on that front?

And also on the subscriber front, to what extent do the good numbers you have seen lately can be roll out to next year or maybe competition could be become a bit more aggressive over there.

And also, maybe on Brazil, I understand if you are now in a difficult situation, following the TIM announcement and the Telecom Italia announcement about Brazil, would that change your views on the strategic situation in Brazil, or would you see yourself as an active consolidator together with Vivo?  I’m not sure if you could comment on anything on that front.

Thank you.

Mr. Zeinal Bava:  Okay, thank you very much, Bosco.

I would say that the work that’s being done by the Portuguese government is beginning to bear fruit, and I’m sure you have seen recently that S&P upgraded their views on Portugal and the Portuguese economy.  We would like to think that some of the upturn that we have seen in terms of the performance in mobile has to do with that.  I think, clearly, some of it has to do with a number of management initiatives that we took.

For example, we have opened new stores.  We have beefed up our relationships with our key agents.  We have serious—I would say significantly changed the portfolio of handsets that we have made available to the general public.  I’m sure all that has been important, but also the fact that the bells and whistles around the economy are positive.  That is something which is certainly having an impact.

We think this Christmas, and of course I cannot give you any—I cannot make any forward-looking statement as such, but what I can say is that, two weeks ago, we presented to the Portuguese press and to all our agents the portfolio of handsets of TMN for this Christmas, and also the commitment that we are making behind the wireline broadband product and range of products and services that we have come out with.  And the reaction was extremely, extremely favorable, and I think what we are seeing in the market is momentum building behind our brand, which has also been repositioned.  So, we are, I would say with regard to TMN, fairly enthusiastic around the recent movements in the market, and we think that we can continue to underpin market share, albeit that we will continue to focus in profitability.

And I think worth highlighting in our third quarter numbers is not just that we added 131,000 subs, but we also did that against a backdrop where subscriber acquisition costs came down to 51 euros.

With regard to consolidation in Brazil, what I can say is that consolidation usually tends to be good news overall for the market, so we hope that, whatever happens in terms of consolidation trends in Brazil, it helps to improve the profitability of all operators in that market.  As you know, the last couple of years in Brazil we have seen significant competition.  We have seen some irrational behavior when it comes to subsidies and subscriber acquisition and retention costs.  And therefore, any trend that leads to some consolidation should certainly create value for all operators that will continue to work in that market.

We, as you can imagine, are very happy with the relationship we have with Telefonica.  We are working with them at Vivo in trying to improve the overall performances and in trying to ensure that the migration to GSM moves according to plan, and it is moving according to plan, so that is something which for us is extremely important.  And vis-à-vis our stated strategy, we have indicated in the past that we are committed to Brazil, and we are committed to Vivo and, of course, our Board will be actively looking at the Brazilian opportunity to create value for shareholders in the future.

Thank you.

Operator:  Thank you.

Our next question comes from Brian Rusling with Cazenove.  Please state your question.

Mr. Brian Rusling:  Yes, good afternoon.  Just a couple of short questions.

First of all, MTC in Namibia consolidated for part of this quarter.  Can you outline where it shows in your income statement and what its contribution was towards the income statement because it’s not clear at all to me how that came in.

Second question, on your comment about the ADSL market share in the third quarter, can you just explain how you get those stats?  We can obviously see your ADSL retail number, which went up, whatever it was, 22,000, and we can see a wholesale access number, which went up 100,000.  How do you get 44 percent?

And the final question is, on the pension liabilities and the changes that you’ve outlined that come in the fourth quarter, what would the impact be on the PRBs in a full year of those reductions?

Mr. Luís Pacheco de Melo:  Okay.  Starting with the MTC, basically in others on the revenue line, you have 11 million euros, EBITDA 6 million euros, and net income,

our part is basically 1.2 million euros.  MTC cash now stands at more or less 40 million euros.

Mr. Brian Rusling:  Where does it show, Luís?

Mr. Luís Pacheco de Melo:  Other, other revenues, other EBITDA.

Mr. Zeinal Bava:  Thank you.

With regard to our estimates on the ADSL market share, we as you know—first and foremost, we know what we have added in the quarter.

The second Sonaecom has already published their own numbers.  We are also wholesale providers of ADSL, and Anacom also makes numbers available.  So, I think with Sonaecom numbers, our numbers and our wholesale—retail and wholesale numbers, what you can see clearly I think you can get to those numbers.  Sonaecom I think added 22,000 in the second quarter and 16,000 in the third quarter in terms of ADSL.

When I said 44, 45, I was talking about ADSL and overall market as such because, as you know, we also added about 5,000 subs in our broadband cable product.

With regard to broadband, also worth highlighting is I think that we say—we believe that there are roughly two million PCs in Portugal.  There must be around—and again, this is a guesstimate—1.3 to 1.4 million broadband subscribers, and again these are our own internal estimates and numbers that we see on the PC industry in Portugal and also what Anacom publishes.  And, therefore, we continue to believe that there is an important growth opportunity in broadband both for ADSL and for cable modem.

Let me now hand you over to Pacheco on the PRB question.

Mr. Luís Pacheco de Melo:  Okay.  On the PRB, the—basically the run rate is 78 million but, since we had 14 this year coming in, so the—for the full year we’ll—we should have 64 million euros on the PRBs.  Next year more or less around 50 million euros, and that stands because of the healthcare changes that we made will have a positive impact of more or less 16 million next year.  And also, the additional contributions that we made and we are making will have a positive impact, more or less, of also 16 to 18 million per year.

So, overall next year, we should have around 50 million euros.

Mr. Zeinal Bava:  Yes, next question, please?

Operator:  Thank you.

Our next question comes from Georgios Irodiaconou with Dresdner Kleinwort.  Please state your question.

Mr. Georgois Irodiaconou:  Good Afternoon this is Georgois Irodiaconou from Dresdner Kleinwort.  Two question, please.  The first one is regarding the Multimedia spinoff.  I was wondering what happens to content rights in such a scenario.

And the second question is regarding some of your associates, Unitel and MediTel in particular.  I was wondering whether you could give us any cash flow numbers, especially for Unitel.  That has 68 percent margin.  What would be the cash flow of such a business?

Thank you.

Mr. Zeinal Bava:  Okay, thank you.

As you know, within Multimedia, we have a division called PT Conteúdos.  PT Contenudos is the company that resales some of the content which we have at PT Multimedia.

Having said that, I think it’s worth highlighting that most of the content contracts at PT Multimedia actually are done directly with the cable company.  The only area where PT Conteúdos has any intervention are in the SIC channels that we acquire from SIC, which at the moment are four channels.  Those are the ones where we have the rights to resell.  So, PT Conteúdos, de facto, the only thing it has is the right to resell those four channels to other operators in the Portuguese market.  Incidentally, it does that because, as you know, a differentiation in the Portuguese market based on content is very, very limited because of the views that some regulators have about how this industry should operate and should be organized.

One other thing that is worth highlighting in terms of content at PT Multimedia is that we have another division called Sport TV, which has the football rights.  And that subsidiary is called Sport TV.  It is 50 percent owned by PT Multimedia and, again, SportTV has all the rights to the Portuguese football league up until 2008, and also the rights to other sports, soccer leagues around Europe, and that content is also being sold to other operators in the Portuguese market.

So, the sports package that PT Multimedia acquires from Sport TV, which is 50 percent owned by it, is also sold to other competing operators in the Portuguese market.  So, the content business, per se, of PT Multimedia is very small.  It is—it involves these four SIC channels and it also involves our premium movie channels that we have, Lusomundo Premium Gallery, action and comedy, which again we are—PT Multimedia is probably the single largest buyer of that content.

With regard to your questions on Unitel and Medi, Nuno Prego, our IR director, will be more than happy to provide you with additional information.  What I can tell you is that the EBITDA minus CapEx in the nine months of Unitel amounted to 115 million euros, so operating cash flow 115 million, nine months for Unitel.  And for Medi, the operational cash flow was 89 million in the nine months.  So, if you want some more detailed information on those two associates, our IR director, Nuno Prego, would be more than happy to take your call after this conference call.

Thank you.

Mr. Georgois Irodiaconou:  Thank you.

Operator:  Thank you.

We have time for two more questions.

Our next question comes from James Ratzer with New Streets Research.  Please state your question.

Mr. James Ratzer:  Yes, good afternoon.  I had two questions, please.

The first one was regarding the wireline business with regard to your desire for future cost cutting.  I was wondering if you could please let us know what your thoughts are about moving to a VDSL style network, potentially being able to sell off some of the local exchanges.  I would have thought an environment where PT Multimedia is spun off, the regulator might quite approve of such a scheme.  I was wondering if you could give us your thoughts on that potential for cost cutting going down that route.

And the second question was following up from the earlier question from Bosco, just a bit more specific on TMN.  Given the positive trajectory we’re seeing in EBITDA trends at the moment, do you think you can deliver positive EBITDA growth in that business in 2007?

Thank you.

Mr. Zeinal Bava:  Thank you, James.

Well, on the wireline division, the cost cutting is—I would say we still have a lot of mileage before we get into discussions about the impact of VDSL.  If you look at, for example, third parties and supplies, if you look at, for example, maintenance contracts, if you look at our IT costs, we believe there is still significant work that needs and can be done there.

Also worth highlighting is that, as you know, we believe that the universal service obligations that fall upon the wireline division, which we believe amount to between 100 and 150 million, should not be—that cost should not be borne alone by Portugal Telecom.  We think that that cost has to be passed on to all the telecom operators in Portugal with fixed mobile or even triple-play cable operators.  So, that’s clearly part of the work that we are doing with the regulator.

We need—we believe we need relief from regulation in order to consider, for example, VDSL, and I think we are at the early stages of thinking about that.  At the moment our key focus is in doing the IPTV pilot, which we hope to have tested at least in the Portuguese markets, you know, some time second quarter June next year.

Along that, we will continue to work with the regulator to seek or have discussions with the regulator to seek different kinds of relief, also considering that PT Multimedia will be spun off.

Last but not the least, we need to address this issue of the universal service obligation and, with regard to pure operations, we think there is clearly scope here to reduce costs in a number of those items that I just referred to you a minute ago.

With regard to TMN, as we at this stage are reiterating, and I think Nuno Prego has done that, the guidance we provide to you—we have provided to you earlier, we think that, clearly, the trends are positive and that all goes well for this Christmas sales period which is very important for us.  We’re not going to provide you in this call any guidance for 2007 as you can imagine, also because that will be dependent on how we do in the next two months.

But, I would say across all our businesses, and this is not just TMN, across all our businesses, PTM, the wireline divisions, TMN, we are addressing the market.  We are being extremely competitive.  We are coming out with different promotions.

At the moment, for example, we have two or three already marketing campaigns on air, considering the holiday period, which is important for sales.  So, I hope that this very strong operational focus that we have in this company filter through the P&L and, again, we will continue to be very rational, and we’ll continue to focus on profitability.

So, I think with regard to the guidance for 2007, we need to see what happens in the next two months.  We need to make progress on—more progress on the regulation front.  We need to make more progress, for example, on the—some of the other cost cutting initiatives we have in place, and we hope that, as and when we come and discuss with you the 2007 guidance, we can be more forthcoming and, hopefully, more positive.

Thank you.

Operator:  Thank you.

Our final question comes from Nuno Vieira with Millennium.  Please state your question.

Mr. Nuno Vieira:  Yes, hello.  Some of my questions have already been answered, so I just have two or three questions.

First of all, if you could share with us your view regarding the evolution of mobile termination rates.  Now that the current decline path has already been completed, should we consider the Spanish case as a good benchmark for that?

I also would like to know if you expect any actuarial changes in 2006, namely concerning this discount rates and what’s our mortality tables.

And also, in light of these good results, should we expect an updated guidance, or if you could share your views with us regarding this.

Thank you very much.

Mr. Zeinal Bava:  Okay, thank you, Nuno.

With regard to termination rates, we are at 11 cents and, at this stage, I don’t think we have visibility as to where these rates will end up next year.  What I can say—what I can also say is that one also needs to look at the spectrum fees in Portuguese in light of what happens with interconnection.

Spectrum fees in Portuguese, in our view, have two issues that have to be dealt with first and foremost.  We—first and foremost, we have the—how much we pay per subscriber.  If you look at the Portuguese market, we are paying roughly five euros per subscriber per annum, which is significantly higher than most other European countries.  I think the European average is something along the lines of two euros something, and you have countries where it is much, much lower than two euros.

So, we hope that, when the regulator does consider the interconnection rates going forward, it also takes into account that spectrum fees in Portuguese are abnormally high and have also to come down.  And that hopefully will mitigate the impact for termination rates going forward.

The second comment I would like to make on the termination rates is that we think that the model that’s being used to charge operators for the use of spectrum, in our view, it is not fair, particularly for Portugal Telecom.  We use the same amount of spectrum as other operators, and we are being charged on a per-subscriber basis.  So, we think that there needs to be a change in that model to align it so as to be fair.  We all use the same amount of spectrum.  Therefore, we should all be paying the same amount of cash for the use of that spectrum.

With regard to your question on the actuarial assumptions, let me pass you on to Pacheco de Melo.

Thank you.

Mr. Luís Pacheco de Melo:  Thank you, Nuno.

Well, regarding the pension fund unfunded pension liability and the assumptions behind that, as you know, discount rates depend very much on the interest rates and on the—for the same maturities as our pension fund obligations, so that will depend very much on that.  As things stand right now, we feel comfortable with the existing assumptions over there.

With regards to the other issue that you raised, the mortality table, we have put out the—through health presentation on our website, which is very explanatory of where we stand, how things have moved in the past.  The only thing that I have to say is that the last time we changed the mortality tables was in 2004.  That was the first time that we changed mortality tables, at that time we recognized actuarial loss of more or less 100 million.  That was for more or less 10 years since the beginning.  So, if you put it on average, it’s, like, 10 million per year.

But, nevertheless, having said that, we every year check with our actuarial the stickiness between our assumptions and what is actually happening with the population in our fund.  As you know, our fund is a closed fund.  There’s no new entrants into that fund.  And so far, since 2004, no actuarial losses have been booked because of any differences between the mortality—the assumption and the mortality.

Now, after that, in addition to that, all the healthcare changes that we have made in—over this last quarter put us very comfortable with the existing number for the unfunded pension liability.  As you know, it was 2.6 billion at the end of 2005.  It is now two billion at the end of September.  But, if you incorporate there the—in the healthcare on the protocol effect, it’s down to 1.69 billion.  This is on a pretax basis.  Post-tax basis is far less.  It’s slightly less than 1.25 billion.

So, what I have to say is that we are very comfortable with our assumptions right now.  But, as I say it every year, we do a thorough analysys with our actuarials and also with our auditors and, if changes need to be incorporated, we’ll do.  But, right now, everything sticks with the existing population that we have, and we have no—we don’t expect any changes to happen in the short-term.

Mr. Zeinal Bava:  Okay, thank you.

I appreciate very much you being in the call.  My team and I are, of course, available to take any more questions you have at any time.  Nuno Prego, he is available by phone or by mail.

I just would like to wrap up by saying that we think that the third quarter numbers are operationally sound, and I think we have also posted a solid financial performance.  All the discussions we’ve had with you in the past regarding working capital improvement and capex containment and net debt reduction on all those fronts, and cost cutting on all those fronts, we are making progress.  You have seen significant improvement in working capital investment.  You have seen costs coming down in this nine months.  You’ve also seen, I would say, a turnaround in the operational performance, especially with regards to subscribers numbers in our company.

With regard to debt, notwithstanding the fact that we have made an extraordinary contribution of 300 million to the pension fund, notwithstanding the fact that we have made an investment in the media, our free cash flow has posted again a very solid performance and 92 percent of which is accounted for by our Portuguese businesses where we are beginning to have I think a lot more visibility than we had maybe in the last one or two quarters.

Last but not the least, I need to reiterate to you also the Board position of Portuguese Telecom with regard to the Sonaecom offer.  We continue to believe that 9.5 euros undervalues Portuguese Telecom.

We continue to believe that the sound management that we think we can put into this business, and the remuneration package which we have announced, creates value for all shareholders and, therefore, our recommendation continues to be that, at 9.50, you should reject the offer, and we think we can create more value working together with you and for you.

Thank you very much and, again, my team and I are available to take any more questions you have offline.  Bye-bye.  Thank you.

Operator:  Thank you.

This concludes today’s teleconference.  Please disconnect your lines at this time.  Thank you all for your participation.